ATTACHMENT FOR CURRENT FILING OF N-SAR
SUB-ITEM 77I

At a regular meeting held December 15–17, 2014, the Board of Trustees for the Registrant approved additional share classes for the fund set forth below:

Fund	Additional Share Classes Proposed to be Registered
JHF II International Growth Fund	R2, R4, R6

At a regular meeting held March 10–12, 2015, the Board of Trustees for the Registrant approved an additional share class for the fund set forth below:

Fund	Additional Share Classes Proposed to be Registered
JHF II International Growth Fund	NAV